December 12, 2007

Office of Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, DC  20549-5546

RE:           International Shipholding Corporation
Form 10-K for the fiscal year ended December 31, 2006
File March 9, 2007
Commission File No. 001-10852

Dear Ms. Dorsey:

In response to your letter dated November 28, 2007, we have filed an amended Form 10-K for 2006 that includes unaudited financial statements for year ended 2004 and nine months ended September 30, 2006 for Belden Cement Holding, Inc and Belden Shipholding Pte Ltd., respectively. Additionally, we have filed audited financial statements for year ended 2005 for Belden Cement Holding, Inc.

If there are any further questions, please do not hesitate to contact me.

Sincerely yours,

INTERNATIONAL SHIPHOLDING CORPORATION

/s/ Manuel G. Estrada
                                Manuel G. Estrada
Vice President and Chief Financial Officer